SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 8)
                               (FINAL AMENDMENT)

                       MCNEIL REAL ESTATE FUND XXVI, L.P.
                       (Name of Subject Company [Issuer])

                         HIGH RIVER LIMITED PARTNERSHIP
                                  CARL C. ICAHN
                                    (Bidders)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                            Calculation of Filing Fee

--------------------------------------------------------------------------------
       Transaction Valuation*:$8,307,232    Amount of filing fee: $1,662
--------------------------------------------------------------------------------

     * For purposes of calculating the filing fee only. This amount assumes the purchase of 86,533,671 Units of the Partnership (consisting of all outstanding Units) at $.096 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 1,662
Form or Registration No.: Schedule 14D1
Filing Party: High River Limited Partnership, Riverdale LLC and Carl C. Icahn Dated Filed: September 20, 1996

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                                 SCHEDULE 14D-1

                              CUSIP No. 582566 10 5

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               High River Limited Partnership

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [x]
                                                                       (b) [ ]
 3.   SEC USE ONLY

 4.   SOURCES OF FUNDS (See Instructions)
               WC

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                   [ ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               812,764 Units

 8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               0.9%

10.   TYPE OF REPORTING PERSON (See Instructions)
               PN; GM

                                 SCHEDULE 14D-1

                              CUSIP No. 582566 10 5

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Riverdale LLC

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [x]
                                                                       (b) [ ]
 3.   SEC USE ONLY

 4.   SOURCES OF FUNDS (See Instructions)
               AF

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                   [ ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               812,764 Units

 8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               0.9%

10.   TYPE OF REPORTING PERSON (See Instructions)
               O; GM

                                 SCHEDULE 14D-1

                              CUSIP No. 582566 10 5

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Carl C. Icahn

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [x]
                                                                       (b) [ ]
 3.   SEC USE ONLY

 4.   SOURCES OF FUNDS (See Instructions)
               AF

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                   [ ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               920,245 Units

 8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               1.1%

10.  TYPE OF REPORTING PERSON (See Instructions)
               IN; GM

                        AMENDMENT NO. 8 TO SCHEDULE 14D-1

     This Amendment No. 8 (Final Amendment) to Schedule 14D-1 constitutes the Final Amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996 (the "Schedule 14D-1") by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale") and Carl C. Icahn (collectively, the Reporting Persons) with the U.S. Securities and Exchange Commission on September 20, 1996 as amended by Amendment Nos. 1 through 7 filed on September 25, 1996, October 9, 1996, October 21, 1996, November 1, 1996, November 13,
1996, November 14, 1996 and November 25, 1996, respectively. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase dated September 20, 1996, as amended and supplemented from time to time (the "Offer to Purchase") and the related Assignment of Partnership Interest, as each may be amended from time to time (collectively with the Offer to Purchase, the "Offer").

Item 6. Interest in Securities of Subject Company.

     (a)-(b) The 920,245 Units which are listed above as being beneficially owned by the Reporting Persons consist of 812,764 Units directly beneficially owned by High River and 107,481 Units directly beneficially owned by Unicorn Associates Corporation ("Unicorn"). Carl C. Icahn is the controlling member of Riverdale, the general partner of High River, and indirectly beneficially owns all of the issued and outstanding shares of capital stock of Unicorn. The Units beneficially owned by High River include (1) 774,494 Units tendered to High River pursuant to the Offer and transferred to High River effective as of January 1, 1997, and (2) 38,270 Units tendered to High River pursuant to the Offer and accepted for payment, but not yet transferred because of defective paperwork. The Units beneficially owned by Unicorn were tendered to High River by California residents pursuant to the Offer. High River assigned its right to purchase these Units to Unicorn. Of these Units, 76,503 were transferred to Unicorn effective January 1, 1997 and 30,978 have not yet been transferred because of defective paperwork.

Item 10. Additional Information.

     Item 10 (f) is hereby supplemented and amended as follows:

     The information set forth in Exhibit 33 attached hereto is incorporated herein by reference.

Item 11. Materials to Be Filed as Exhibits.

     Item 11 is hereby supplemented and amended by adding the following:

(c)

Exhibit 33. Assignment and Assumption Agreement dated December 6, 1996.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1997


                         HIGH RIVER LIMITED PARTNERSHIP

                         By:  Riverdale LLC, General Partner

                         and

                         RIVERDALE LLC

                         By:    /s/ ROBERT J. MITCHELL
                                -----------------------------------------------
                                     Robert J. Mitchell
                             Title:  Manager, Vice President and
                                     Treasurer

                                /s/ THEODORE ALTMAN
                                -----------------------------------------------
                                    Carl C. Icahn
                                By: Theodore Altman as Attorney-in-fact

                     [Signature Page for Amendment No. 8 to
              McNeil Real Estate Fund XXVI, L.P. Schedule 14D-1 and
             Amendment No. 8 to McNeil Real Estate Fund XXVII, L.P.
                                 Schedule 14D-1]

                                  EXHIBIT INDEX

                                                                     Page Number
                                                                     -----------


Exhibit 33. Assignment and Assumption Agreement dated
            December 6, 1996.